SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

American Casino & Entertainment Properties LLC

(Name of Issuer)

Class A Membership Interests

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Ben I. Adler, Esq.
Goldman, Sachs & Co. 85 Broad Street New York, New York 10004 212-902-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f)
or 240.13d-1(g), check the following box [_].

(continued on following pages)

SCHEDULE 13D
(Amendment No. 1)

CUSIP No. N/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) W2007/ACEP Managers Voteco, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 30
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(Page 2 of 8 Pages)

SCHEDULE 13D
(Amendment No. 1)

CUSIP No. N/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stuart M. Rothenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(Page 3 of 8 Pages)

SCHEDULE 13D
(Amendment No. 1)

CUSIP No. N/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Brahm Cramer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 30
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(Page 4 of 8 Pages)

SCHEDULE 13D
(Amendment No. 1)

CUSIP No. N/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jonathan Langer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 30
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(Page 5 of 8 Pages)

This Amendment No. 1 to statement on Schedule 13D (“Amendment No. 1”) is being filed jointly by W2007/ACEP Managers Voteco, LLC (“VoteCo”), Stuart M. Rothenberg (“Mr. Rothenberg”), Brahm Cramer (“Mr. Cramer”) and Jonathan Langer (“Mr. Langer” and together with VoteCo, Mr. Rothenberg and Mr. Cramer, the “Reporting Persons”), and amends the original statement on Schedule 13D by the Reporting Persons filed on March 3, 2008 (the “Schedule 13D”). This Amendment No. 1 relates to the Class A Membership Interests (“Class A Interests”) of American Casino & Entertainment Properties LLC, a Delaware limited liability company (the “Company”).

Item 2.	Identity and Background.

The second sentence of Item 2(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

“Messrs. Cramer and Langer are members of and the managers of VoteCo, Mr. Rothenberg is a non-managing member of VoteCo, and Messrs. Cramer, Langer and Rothenberg collectively hold all of the membership interests in VoteCo.”

Item 2(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(c) The principal business of VoteCo is its investment in the Class A Interests. Mr. Cramer’s principal occupation is co-head of the Real Estate Principal Investment Area (“REPIA”) of Goldman, Sachs & Co. (“Goldman Sachs”) and he is also a member of the Investment Committee of Whitehall Street Global Real Estate Limited Partnership 2007 (the “Street Fund”), Whitehall Parallel Global Real Estate Limited Partnership 2007 (the “Parallel Fund”) and Whitehall Street Global Real Estate Employee Master Fund 2007, L.P. (the “Employee Fund” and, together with the Street Fund and the Parallel Fund, the “Whitehall Funds”), which are part of a family of opportunistic real estate funds sponsored and managed by Goldman Sachs. Mr. Langer’s principal occupation is head of U.S. acquisitions and global head of hospitality and gaming investing for REPIA of Goldman Sachs. Effective December 31, 2008, Mr. Rothenberg resigned his position as head of REPIA of Goldman Sachs and Chairman of the Investment Committee of the Whitehall Funds and, effective as of March 9, 2009, Mr. Rothenberg’s principal occupation is independent financial consultant. Goldman Sachs, a New York limited partnership, is a wholly-owned subsidiary of The Goldman Sachs Group, Inc. (“GS Group”) and a member of the New York Stock Exchange and other national exchanges. GS Group is a Delaware corporation and a bank holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading global investment banking, securities and investment management firm. The principal address of each Reporting Person is 85 Broad Street, New York, New York 10004.”

Item 4.	Purpose of Transaction.

The following sentence is hereby inserted before the last sentence of the penultimate paragraph of Item 4.

“On March 9, 2009, Mr. Rothenberg resigned as a member of the Company’s Board of Directors.”

(Page 6 of 8 Pages)

Item 5.	Interest in Securities of the Issuer.

The first sentence of Item 5(b) of the Schedule 13D is hereby deleted and replaced with the following:

“Effective as of March 9, 2009, Stuart M. Rothenberg no longer has the power or authority to act on behalf of VoteCo. Except for Mr. Rothenberg, each of the Reporting Persons has shared power to vote or direct the vote and, subject to the Transfer Restriction Agreement described below, shared power to dispose or direct the disposition of 30 Class A Interests. Mr. Rothenberg retains his membership in VoteCo and, subject to the Transfer Restriction Agreement described below, retains his power to dispose of his membership interests in VoteCo.”

Item 7.	Material to be Filed as Exhibits.

Exhibit	Name

7	Power of Attorney, dated March 9, 2009, relating to W2007/ACEP Managers Voteco, LLC.

8	Power of Attorney, dated March 9, 2009, relating to Stuart M. Rothenberg.

9	Power of Attorney, dated March 9, 2009, relating to Brahm Cramer.

10	Power of Attorney, dated March 9, 2009, relating to Jonathan Langer.

(Page 7 of 8 Pages)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2009

W2007/ACEP Managers Voteco, LLC

/s/ Jonathan Langer
By:	Jonathan Langer
Title:	Manager

/s/ Stuart M. Rothenberg
Stuart M. Rothenberg

/s/ Brahm Cramer
Brahm Cramer

/s/ Jonathan Langer
Jonathan Langer

(Page 8 of 8 Pages)